PGIM Credit Income Fund

655 Broad Street

Newark, NJ 07102-4410

December 1, 2023

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	PGIM Credit Income Fund Registration Statement on Form N-2 Filing Nos.: 333-274044 and 811-23894

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PGIM Credit Income Fund (the “Fund”) hereby respectfully requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 10:00 am Eastern Time, on December 5, 2023 or as soon as practicable thereafter. Prudential Investment Management Services LLC, the Fund’s distributor, joins in the request of the Fund for acceleration.

[Signatures Follow on Next Page]

Very truly yours,

PGIM Credit Income Fund

By:	/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Prudential Investment Management Services LLC

By:	/s/ Andre Carrier
Name:	Andre Carrier
Title:	President

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